SCHNEIDER WEINBERGER & BEILLY LLP
2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, Florida 33431-7307

telephone (561) 362-9595
facsimile (561) 362-9612
e-mail:  roxanne@swblaw.net

March 24, 2009

“CORRES”

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Attention:              Rolaine S. Bancroft, Special Counsel
Michelle Lacko, Staff Attorney, Division of Corporation Finance

Re:          Caribbean Villa Catering Corporation (the “Company”)
Registration Statement on Form S-1
File No. 333-151840

Ladies and Gentlemen:

We are counsel to the Company in connection with the above-referenced filing.  The Company is in receipt of the staff’s letter of comment dated March 16, 2009.  The Company has filed Amendment No. 3 to the Registration Statement on Form S-1 which contains revisions in response to the staff’s comments.  Following are the Company’s responses to such comments; under separate cover the Company is delivering hard copies of such filing marked to show the changes and keyed to the staff’s comments.

Stockholders May Not Be Able to Enforce Claims…..page 7

1.
We note your response to prior comment 4; however, please revise to create two separate risk factors to discuss the risks that:  (a) a Dominican Republic court may refuse to enforce the judgments of a U.S. court against your company, officers or directors and (b) foreign plaintiffs, including U.S. citizens, may be unable to bring original causes of action in Dominican Republic courts which are predicated on U.S. law or Dominican Republic law, or may face significant procedural obstacles in bringing such cases.  Also, please revise your language throughout this risk factor and in the risk factor heading to clarify that stockholders may not be able to enforce judgments, rather than not being able to enforce claims or actions.

RESPONSE:  Amendment No. 3 has been revised to separate the referenced Risk Factor into two separate risk factors.

Our Operations Could be Disproportionately Harmed By An Economic…..page 8

2.
Please update to discuss the current economic crisis in the United States and globally, including your estimate of how declining consumer consumption and discretionary spending on leisure travel is likely to impact tourism in the Dominican Republic and your business specifically.  If available, please provide quantitative data here and in the Our Business section regarding the number of tourists visiting the Dominican Republic in 2008 as compared to 2007.

Securities and Exchange Commission
March 24, 2009

RESPONSE:  Amendment No. 3 has been revised to provide the requested information both under the Risk Factor and under Our Business

Risk Factors, page 5

The Relative Lack of Public Company Experience…..page 8

3.
Please revise the heading of this risk factor to more accurately describe the consequence of this risk.  From your discussion, the lack of public company experience does not result in a competitive disadvantage.

RESPONSE:  Amendment No. 3 has been revised to provide the requested information.

Results of Operations, page 12

4.	We note that you intend to commence catering in the first quarter of 2009. Please update your status with the next amendment.

RESPONSE:  Amendment No. 3 has been revised to update the status of the Company’s intended commencement, as well as to describe the Company’s activities to date.

Our proposed operations, page 15

5.	While we note your response to prior comment 8, please revise to remove the phrase “innovative” in the third paragraph.

RESPONSE:  Amendment No. 3 has been revised to remove reference to “innovative” through out the prospectus.

Summary Compensation Table, page 22

6.	Please revise to add Messrs. Ripoll and Jones to this table or advise. Refer to Items 402(m), (n) and (r) of Regulation S-K.

RESPONSE:    Amendment No. 3 provides the Director Compensation information pursuant to 402(r) under executive compensation and no additional disclosure has been made given no person has received compensation in excess of $100,000.

Item 16.  exhibits, page II-2

7.	We note you have filed Exhibit 23.1B on EDGAR with this amendment. Please revise here to separately list this exhibit.

RESPONSE:  Amendment No. 3 has been revised to include in the list of Exhibits the exhibit 23.1B.

Securities and Exchange Commission
March 24, 2009

We trust the foregoing is fully responsive to the staff’s comments.

Sincerely,

/s/ Roxanne K. Beilly
Cc:           Mr. Robert Seeley